Mail Stop 4561

November 14, 2007

S. Bradford Antle
President and Chief Executive Officer
SI International, Inc.
12012 Sunset Hills Road
Reston, VA 20190-5869
(703) 234-7000

> **Re:** **SI International, Inc. (File No. 000-50080)**
> **Form 10-K for the Fiscal Year Ended December 30, 2006**
> **Form 10-Q for the Quarterly Period Ended September 29, 2007**

Dear Mr. Antle,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

Selected Financial Data, page 34

1.   We note your presentation of the non-GAAP financial measure of EBITDA. Tell us how you have addressed the disclosures in Question 8 of the SEC's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003 in your presentation. In this regard, in order to overcome the burden of demonstrating the usefulness of this non-GAAP financial measure, your explanation of the usefulness should address the following:

- The manner in which management uses the non-GAAP measure to conduct or evaluate its business and the economic substance behind management's decision to use such a measure; and

- The material limitations associated with the use of such measures as compared to the most directly comparable GAAP measure and the manner in which management compensates for these limitations.

2.   Consider enhancing your discussion of the usefulness of presenting EBITDA. Specifically, further explain how management has concluded that excluding certain recurring charges enhances an understanding of your operating results, when such items generally represent recurring expenses that result from your operating activities. Note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items." Also explain how this non-GAAP measure can be useful to investors in evaluating companies on a consistent basis even though it may be calculated differently for other companies.

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-9

3.   We note that a significant portion of your fixed-price completion contracts are recognized on a percentage-of-completion basis. Further describe the nature of these contracts. Explain why these contracts are within the scope of SOP 81-1. In this regard, note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts. In addition, please tell us whether this is a change in accounting method for these types of arrangements or if you have entered into new types of arrangements. In this regard, we note that this disclosure was not included in your prior Form 10-K for the fiscal year ended December 31, 2005. We also note that in your response to comment 4 in the letter to the Staff dated May 16, 2003, you indicated that you do not recognize revenue pursuant to SOP 81-1.

Form 10-Q for the quarterly period ended September 29, 2007

Notes to consolidated financial statements

Note 3. Acquisitions, page 10

4.   We note your disclosure that you engaged an independent appraiser to assist in your allocation of the purchase price. Your filing should name the specialist and include the expert's consent following Securities Act Rule 436(b) of Regulation C.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief